Exhibit 99.1

CB Beteiligungs GmbH & Co. KG

as Seller

and

BK LC Lux MidCo S.à r.l.

as Company

Share Repurchase Agreement

THIS SHARE REPURCHASE AGREEMENT (the "*Agreement*") is made on and effective as of 16 January 2026.

BETWEEN

(1)   **CB Beteiligungs GmbH & Co. KG**, a *Kommanditgesellshaft*, existing under the laws of Germany, registered with the court of Montabaur under number HRA 21322, having its registered office at Burg Ockenfels 53545 Linz, Germany (the "*Seller*" or "*CBB*");

AND

(2)   **BK LC Lux MidCo S.à r.l.**, a *société à responsabilité limitée* incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B252140 (the "*Company*");

each a "*Party*" and together the "*Parties*" to this Agreement.

RECITALS

(A)   The Seller is the owner of (a) two million three hundred sixty-nine thousand five hundred seventy-six (2,369,576) ordinary redeemable shares comprising (i) two hundred ninety-six thousand one hundred ninety-seven (296,197) class A ordinary redeemable shares, (ii) two hundred ninety-six thousand one hundred ninety-seven (296,197) class B ordinary redeemable shares, (iii) two hundred ninety-six thousand one hundred ninety-seven (296,197) class C ordinary redeemable shares, (iv) two hundred ninety-six thousand one hundred ninety-seven (296,197) class D ordinary redeemable shares, (v) two hundred ninety-six thousand one hundred ninety-seven (296,197) class E ordinary redeemable shares, (vi) two hundred ninety-six thousand one hundred ninety-seven (296,197) class F ordinary redeemable shares, (vii) two hundred ninety-six thousand one hundred ninety-seven (296,197) class G ordinary redeemable shares, (viii) two hundred ninety-six thousand one hundred ninety-seven (296,197) class H ordinary redeemable shares, and (b) five hundred eighty-two thousand seven hundred one (582,701) preferred redeemable shares in the Company (the "*Shares*").

(B)   The Parties are parties among others to a shareholders' agreement in relation to the Company dated 13 October 2023 (the "*Shareholders' Agreement*").

(C)   The Company is one of the shareholders of Birkenstock Holding plc, a public limited company incorporated and existing under the laws of Jersey, having its registered office at 47 Esplanade, St Helier, Jersey, JE1 0BD, registered with the Jersey Financial Services Commission under number 148522 (the "*ListCo*").

(D)   The Seller wishes to roll down its shareholding in the Company for shares of ListCo. The shareholders of the Company have authorised the repurchase and waived any right to be treated equally.

(E)   The Company therefore wishes to repurchase the Shares on the conditions set forth herein (the "*Share Repurchase*").

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.   ***CONSTRUCTION***

1.1   Definitions

As used in this Agreement, the following terms have the following meanings:

"***Agreement***" means this repurchase agreement as amended from time to time.

"***Company***" has the meaning set out in the above parties section.

"***Companies Law***" means the law of 10 August 1915 on commercial companies, as amended.

"***ListCo***" has the meaning set out in the above recitals.

"***ListCo Shares***" has the meaning set out in clause 2.3 of this Agreement.

"***Party***" and "***Parties***" have the meaning set out in the above parties section.

"***Repurchase Date***" means the date of execution of this Agreement.

"***Repurchase Price***" has the meaning set out in clause 2.2 of this Agreement.

"***Shares***" has the meaning set out in the above recitals.

"***Share Repurchase***" has the meaning set out in the above recitals.

"***Shareholders' Agreement***" has the meaning set out in the above recitals.

"***Seller***" has the meaning set out in the above parties section.

1.2   References

In this Agreement:

(a)   any reference to any agreement is to be construed as a reference to such agreement as it may be amended, supplemented, modified or extended from time to time, whether before or after the date hereof;

(b)   a reference to a person or persons is, where relevant, deemed to be a reference to or to include their respective successors, permitted assignees or transferees, as appropriate;

(c)   a reference to clauses and annexes are references, respectively, to clauses of and annexes to this Agreement and references to this Agreement includes its annexes;

(d)   a reference to a law or regulation or any provisions thereof is to be construed as a reference to such law, regulation or provisions as the same may have been, or may from time to time hereafter be, amended or re-enacted;

(e)   words importing the singular shall include the plural and vice versa; words importing a masculine gender also include the feminine gender and words importing persons or shareholders also include corporations, partnerships, associations and any other organised groups of persons whether incorporated or not.

1.3   Clause headings

Clause headings are for ease of reference only.

2.   **REPURCHASE OF SHARES**

2.1   The Company hereby repurchases the Shares from the Seller and the Seller accepts such Share Repurchase with effect as of the Repurchase Date. Therefore, the Shares shall be transferred to the Company, and ownership of the ListCo Shares shall be transferred to the Seller as of the Repurchase Date, by way of a stock transfer form in relation to the ListCo Shares, which the Company undertakes to execute on the Repurchase Date.

2.2   The consideration for the acquisition of the Shares shall amount to an aggregate amount of EUR 462,915,976.94 (equivalent to USD 536,982,533.25 at an agreed exchange rate of 1.16 USD/EUR) (the " *Repurchase Price*"). The Company intends to subsequently cancel the Shares following the Share Repurchase.

2.3   The Repurchase Price shall be settled in kind through the transfer to the Seller of a number of shares of ListCo calculated in accordance with the formula set forth in Annex 1, i.e. 13,958,475 shares, on or about the date hereof (the "*ListCo Shares*").

2.4   The Company has approved the execution of this Agreement and the Share Repurchase as well as any agreement to be entered into by the Company in relation to the Share Repurchase by way of resolutions of its board of managers and undertakes to take all other corporate actions necessary and/or useful and/or desirable in connection with or for the purpose of giving full effect to this Agreement.

3.   **FORMALITIES AND REGISTRATION**

The Parties hereby grant powers to any manager of the Company and to any lawyer of Arendt & Medernach S.A. as well as any employee of Arendt Investor Services S.A., each acting individually and with full power of substitution to register the Company as holder of the Shares in the relevant register of the Company as of the Repurchase Date, to proceed to any filings and publications as may be required by law, as well as and to do all such acts and things as may be ancillary thereto and/or necessary and/or useful and /or desirable in the sole opinion of such person in connection with or for the purpose of giving full effect to this Agreement, including, but not limited to, in relation to the ListCo Shares, the execution on the Repurchase Date of a stock transfer form for the ListCo Shares and the registration of the Seller as holder of the ListCo Shares thereafter.

4. **_REPRESENTATIONS AND WARRANTIES_**

4.1   The Seller represents and warrants to the Company that at the Repurchase Date:

     (a)   The Seller has full beneficial and legal ownership of the Shares, which are validly issued, fully paid up, free of all pledges, liens, encumbrances and any other restriction of any kind (except as imposed under the Shareholders' Agreement, which have been complied with);

     (b)   The Seller is a validly organised and existing company under the laws of Germany and it has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

     (c)   The execution and the performance of this Agreement by the Seller have been duly authorised by the Seller and no further corporate action on the part of the Seller is necessary to authorise this Agreement and/or its performance;

4.2   The Company hereby represents and warrants to the Seller that as of the Repurchase Date:

     (a)   It is a validly organised and existing company under the laws of the Grand Duchy of Luxembourg and it has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

     (b)   It has full beneficial and legal ownership of the ListCo Shares to be paid as part of the Repurchase Price, which are validly issued, fully paid up, free of all pledges, liens, encumbrances and any other restriction of any kind;

     (c)   The execution and the performance of this Agreement by the Company has been duly authorised by the Company and its shareholders and no further corporate action on the part of the Company is necessary to authorise this Agreement and/or its performance;

     (d)   The execution and the performance of this Agreement by the Company does not violate any provision of any agreement to which the Company is a party.

5. **_NO WAIVER_**

No failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered, or operate as, a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.

6. **_AMENDMENTS_**

This Agreement may only be amended or supplemented by a written agreement signed by the Parties.

7. **ASSIGNMENT**

None of the Parties may assign any of their rights under this Agreement without the written consent of the other Party.

8. **SEVERABILITY**

If one or more of the provisions of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected and any invalid provision shall be deemed to be severable. Each of the Parties agrees in such case to use its best efforts to negotiate in good faith a legally valid and economically equivalent replacement provision.

9. **COSTS**

Each Party shall bear its own costs, fees and expenses incurred in the negotiation, execution or performance of this Agreement and any matter contemplated by it.

10. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, each of which, when executed and delivered, shall constitute an original, but all the counterparts shall together constitute one and the same instrument.

11. **GOVERNING LAW AND JURISDICTION**

11.1 This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

11.2 The Parties irrevocably agree that any disputes arising out of or in connection with this Agreement shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

The Parties have executed this Agreement in counterparts, each Party acknowledging receipt of one copy on the date first above written.

[Remainder of page remains intentionally blank and signature page follows]

[Signature page – Share repurchase agreement (CBB Roll Down)]

In accordance with Article 1690 of the Civil Code and with Article 710-13 of the Companies Law, the above-mentioned transfer of the Shares is approved by the Company and any notification requirements with respect thereto are hereby waived.

THE SELLER

CB Beteiligungs GmbH & Co. KG

/s/ Oliver Reichert

By: Oliver Reichert

Title: CEO

THE COMPANY

BK LC Lux MidCo S.à r.l.

/s/ Nik Thukral

By: Nik Thukral

Title: Manager and authorised signatory

ANNEX 1

Calculation of ListCo Shares

[*Redacted*]